Exhibit 99.2

PRESS RELEASE

Sanofi Outlines Next Wave of
Innovative Medicines and Vaccines

•                  Sanofi expects to launch high-potential new medicines and vaccines at an accelerated pace beginning in 2014

•                  Up to 18 new launches expected over 7 years with the potential to generate cumulatively more than €30 Billion within the first 5 years of sales(1),(2)

•                  Sanofi has developed a model of productive R&D collaborations that focus on the power of Open Innovation

•                  Sanofi has a strong team of R&D leaders that are driving forward the company’s ability to deliver new medicines

Paris, France — November 20, 2014 — Sanofi will outline today at an IR Thematic Seminar on New Medicines its intention to launching high-potential new medicines and vaccines that could result in up to 18 new launches for the company between 2014-2020. These new launches have the potential to cumulatively generate greater than €30 billion over the first five years of sales(1),(2) and confirm the strong momentum of the company’s R&D pipeline and ability to deliver new therapies across a range of therapeutic categories.

“These potential launches affirm Sanofi’s strategy, which has been in place since 2008, and clearly demonstrate the strong momentum of Sanofi’s R&D pipeline,” said Serge Weinberg, Chairman of the Board and CEO, Sanofi. “As we move into this period of successive new product launches, we are investing in launch excellence and execution while continuing to fuel innovation to grow our existing pipeline.”

Sanofi’s seminar will consist of presentations on nine new medicines and vaccines:

•                  Rare Diseases:

•                  Cerdelga™ (eliglustat): The only FDA-approved, first-line oral therapy for certain adult Gaucher Disease Type 1 patients.

•                  Multiple Sclerosis:

•                  Lemtrada™ (alemtuzumab): An FDA-approved treatment for adult patients with active relapsing remitting multiple sclerosis who have had an inadequate response to two or more MS therapies.

(1)         At CER, 5 years for each product from and including the first full year of launch

(2)         Non-risk adjusted sales projections

•                  Cardiovascular Disease:

•                  Praluent™(3) (alirocumab): An investigational monoclonal antibody targeting PCSK9 (proprotein convertase subtilisin/kexin type 9) with the potential to transform LDL-cholesterol management - developed in collaboration with Regeneron - is expected to be submitted to U.S. and EU regulatory agencies before year-end 2014.*

•                  Diabetes:

•                  Toujeo® (insulin glargine [rDNA origin] injection, 300 U/mL): A new investigational basal insulin currently under review by the US and EU regulatory agencies.*

•                  Afrezza® (insulin human):  A new, FDA-approved, rapid-acting inhaled insulin therapy for adults with type 1 and type 2 diabetes.

•                  Lixilan: An investigational fixed-ratio combination of insulin glargine, the leading basal insulin, with lixisenatide, a GLP-1 receptor agonist, in a single daily injection for the treatment of adults with type 2 diabetes.

•                  Vaccines:

•                  Dengue Vaccine: Sanofi Pasteur’s dengue vaccine candidate with demonstrated efficacy across all dengue serotypes and a favorable safety profile in two landmark phase 3 studies, after 25 months active surveillance period. Regulatory submissions are planned in 2015.*

•                  Immunology & Inflammation:

•                  Sarilumab: An investigational fully human monoclonal antibody targeting the IL-6 receptor (IL-6R) - developed in collaboration with Regeneron - currently being studied in patients with rheumatoid arthritis (RA).*

•                  Dupilumab: An investigational fully human monoclonal antibody that blocks IL-4 and IL-13 signaling - developed in collaboration with Regeneron - entered into phase 3 in adults with moderate-to-severe atopic dermatitis. Positive results were also recently announced with dupilumab also in phase 2b in adult patients with uncontrolled, moderate-to-severe asthma and in phase 2a in chronic sinusitis with nasal polyps.*

“Sanofi’s global R&D teams have created an impressive dynamic that leverages internal talents and open innovation to develop an industry-leading pipeline,” said Elias Zerhouni, MD, President, Global Research and Development, Sanofi. “Sanofi has the potential to launch up to six new medicines in 2015 and approximately one new medicine every six months between 2016 and 2018. These new medicines have the potential to help address significant areas of need in rare diseases, cardiovascular care, diabetes, immunology and public health.”

The presentation in Boston will demonstrate Sanofi’s opportunity to generate sustainable growth driven by the solid momentum of its growth platforms and the expected accelerated sales contribution of its late-stage R&D pipeline. In Diabetes, despite the potential impact of the US basal insulin market dynamics on Lantus® sales, Sanofi expects it’s global Diabetes sales to be flat to slightly growing from 2015 — 2018.(4) This assumes a substantial conversion of patients from Lantus® to Toujeo® in the U.S. and Europe, continued growth of its diabetes products in Emerging Markets, the U.S. launches of Affreza®, Lyxumia® and LixiLan. The launch of new medicines and vaccines in other therapeutic areas and the sustained performance of Sanofi’s other growth platforms is expected to continue to further reduce the relative contribution of Lantus® to the Group’s overall performance.

Sanofi’s IR Thematic Seminar on New Medicines will be held today, Thursday November 20, 2014 and it will begin at 8.30 EST / 13.30 GMT concluding at 13.00 EST/ 18.00 GMT.

(3) PraluentTM is the intended trade name for alirocumab. The trade name is currently pre-approved in the EU but not in other regions.

(4) Excluding a substitutable insulin glargine biosimilar entry on the U.S. market before 2019.

A webcast of the Thematic Seminar will be available online via these links:

ENGLISH:http://en.sanofi.com/investors/events/corporate/2014/2014-11-20_IR_Seminar_NMD.aspx

FRENCH:http://www.sanofi.com/investisseurs/evenements/evenements_groupe/2014/2014-11-20_IR_Seminar_NMD.aspx

(links go live 15 minutes prior to event start.)

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

* Investigational compounds and/or vaccines currently under clinical development. The safety and efficacy of these compounds and/or vaccines have not been fully evaluated by any regulatory authority.

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Gregory Miley Tel: +33 (0) 1 53 77 46 46 Email: mr@sanofi.com	Sanofi Investor Relations Sébastien Martel Tel: +33 (0) 1 53 77 45 45 Email: ir@sanofi.com

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